Exhibit to Accompany Item 77j
Form N-SAR

Lotsoff Capital Management Investment Trust (the "Funds")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Funds have recorded adjustments to increase (decrease) paid-in-capital by $(40,542) and $(7,793,712) increase (decrease) net investment income by $(14,377) and $13,349,123,and increase (decrease) accumulated net realized gain on investments by $54,919 and $(5,555,411) for the Micro Cap Fund and Active Income Fund, respectively.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.